Exhibit 99.2

POMDOCTOR LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: POM)

Form of Proxy for Extraordinary General Meeting of Shareholders

to be held on September 30, 2026

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of POMDOCTOR LIMITED, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company (the “Shares”), to be exercised at the extraordinary general meeting of shareholders of the Company (the “Extraordinary General Shareholder Meeting”) to be held at Yongxu Industrial Park, No. 19-23 Hejing Road, Dongsha Street, Liwan District, Guangzhou, People’s Republic of China 510000 on September 30, 2026 at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders.

Only the holders of record of the Shares at the close of business on September 2, 2026 (the “Record Date”) are entitled to receive notice of and to vote at the Extraordinary General Shareholder Meeting. The necessary quorum shall be the presence in person or by proxy (or, in the case of a shareholder being a corporate entity, by its duly authorized representative) of one or more shareholders entitled to vote, representing not less than one-third (1/3) of all votes attaching to the issued and outstanding shares of the Company entitled to vote at the Extraordinary General Shareholder Meeting.

This Form of Proxy and the accompanying Notice of Extraordinary General Meeting of Shareholders are first being mailed to the shareholders of the Company on or about September 8, 2026.

The Shares represented by all properly executed proxies returned to the Company will be voted at the Extraordinary General Shareholder Meeting as indicated. You may vote by (i) mailing a proxy card to POMDOCTOR LIMITED, Yongxu Industrial Park, No. 19-23 Hejing Road, Dongsha Street, Liwan District, Guangzhou, People’s Republic of China 510000, (ii) emailing a scanned copy of the proxy card to ir@7lk.com or (iii) attending the Extraordinary General Shareholder Meeting and voting in person.

If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the Extraordinary General Shareholder Meeting, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Extraordinary General Shareholder Meeting.

However, if any other matter properly comes before the Extraordinary General Shareholder Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at Yongxu Industrial Park, No. 19-23 Hejing Road, Dongsha Street, Liwan District, Guangzhou, People’s Republic of China 510000, or (ii) by voting in person at the Extraordinary General Shareholder Meeting. You may contact the Company by emailing ir@7lk.com should you have any questions about the Extraordinary General Shareholder Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to (i) the Company’s office at Yongxu Industrial Park, No. 19-23 Hejing Road, Dongsha Street, Liwan District, Guangzhou, People’s Republic of China 510000, or (ii) the Company’s email address at ir@7lk.com, as soon as possible and in any event not less than forty-eight (48) hours before the time appointed for holding the Extraordinary General Shareholder Meeting or any adjournment thereof.

POMDOCTOR LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: POM)

Form of Proxy for Extraordinary General Meeting

to be held on September 30, 2026

(or any adjourned or postponed meeting thereof)

I/We __________________________ of ____________________________, being the registered holder of __________________________ ordinary shares of POMDOCTOR LIMITED (the “Company”), hereby appoint the Chairman of the Meeting¹ or ___________________________ of ______________________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Yongxu Industrial Park, No. 19-23 Hejing Road, Dongsha Street, Liwan District, Guangzhou, People’s Republic of China 510000 at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR²	AGAINST²	ABSTAIN²
1.	By way of an ordinary resolution, that the termination of the Company’s American Depositary Receipt program (including the termination of the related deposit agreement, as amended) (the “ADR Termination”) and the direct listing of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC (the “Listing”), with the ADR Termination and the Listing to occur on the same date be approved (the “ADR Termination Proposal” or “Proposal No. 1”).	☐	☐	☐
2.	By way of an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 10-to-1, such that (i) every ten (10) Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$0.001 each, (ii) every ten (10) Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$0.001 each, and (iii) every ten (10) shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company be consolidated into one share of such class or classes of a par value of US$0.001 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and simultaneously with the Share Consolidation, the authorized share capital of the Company shall be amended from US$50,000 divided into 500,000,000 shares comprising (a) 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (b) 2,042,042 Class B Ordinary Shares of a par value of US$0.0001 each, and (c) 47,957,958 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company, to US$50,000 divided into 50,000,000 shares comprising (a) 45,000,000 Class A Ordinary Shares of a par value of US$0.001 each, (b) 204,205 Class B Ordinary Shares of a par value of US$0.001 each, and (c) 4,795,795 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company. No fractional shares will be issued in connection with the Share Consolidation, and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares on a participant level (the “Share Consolidation Proposal” or “Proposal No. 2”).	☐	☐	☐
3.	By way of an ordinary resolution, to approve the adjournment of the Extraordinary General Shareholder Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve Proposal No. 1 and Proposal No. 2 (the “Adjournment Proposal” or “Proposal No. 3”).	☐	☐	☐

¹	If any proxy other than the Chairman of the Meeting is preferred, strike out the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
²	IMPORTANT: If you wish to vote for a resolution, tick the box marked “FOR”. If you wish to vote against a resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on a resolution, tick the box marked “ABSTAIN”.

Signature³:	________________________________________
Dated:	____________________, 2026

³	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.